CORRESP

Teachers Insurance and Annuity Association of America	Rachael M. Zufall
College Retirement Equities Fund	Senior Counsel
8500 Andrew Carnegie Boulevard	(704) 988.4446
Charlotte, NC 28075	(704) 595.0946 (fax)
rzufall@tiaa-cref.org

November 30, 2007

John Ganley, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Institutional Mutual Funds Post-Effective Amendment No. 26
to Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

Dear Mr. Ganley:

          On behalf of the TIAA-CREF Institutional Mutual Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 26 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from post-effective amendment No. 24, which was filed on September 14, 2007 (the “initial filing”).

          Please note that many of the changes made were in response to your comments on the initial filing, as relayed to us by telephone on November 2, 2007. Although we only discussed specific changes to the Institutional Class prospectuses and statements of additional information for the Lifecycle Funds and Enhanced Index Funds (as such terms are defined below), at your request we have made corresponding changes, where applicable, to the Retirement Class and Retail Class prospectuses for the Lifecycle Funds. As used herein, the term “Lifecycle Funds” collectively refers to the Lifecycle 2045 Fund, Lifecycle 2050 Fund and Lifecycle Retirement Income Fund, and the term “Enhanced Index Funds” collectively refers to the Enhanced International Equity Index Fund, Enhanced Large-Cap Growth Index Fund and Enhanced Large-Cap Value Index Fund, each a new series of the Registrant.

          We have also made certain additional clarifying changes, updated expense information and included the required exhibits with the filing. Please note that the original and continuing purpose of this filing is to register the above referenced new series of the Registrant. Set forth below are responses to comments received from the staff of the Securities and Exchange Commission (the “Commission”) on the initial filing.

John Ganley, Esq.
Securities and Exchange Commission
November 30, 2007

Prospectuses for Lifecycle Funds

          1. Please explain why the prospectuses for the Lifecycle Funds include a reference to additional prospectuses, each dated April 24, 2007, for other Lifecycle products.

          Because the Registrant offers all of its Lifecycle products as a suite of products, the Registrant believes it is appropriate to include a short cross-reference to the other, existing Lifecycle prospectuses. In addition, the Registrant believes doing so better informs prospective investors about the range of Lifecycle products currently being offered so that investors will be aware of the Lifecycle products with other target retirement dates that may be more appropriate for them given their particular circumstances.

          2. Please substitute the term “General” with “Principal” in the heading in the prospectuses entitled “General Risks of Investing in the Lifecycle Funds.”

          The Registrant has deleted the term “General” and replaced it with “Principal” in this heading and in the table of contents for the prospectuses.

          3. Please include an explanation in the prospectuses of the risk differences between the Lifecycle Funds based on their different allocations in the Underlying Funds.

          The Registrant has included disclosure in the prospectuses regarding these risk differences. The disclosure explains that Lifecycle Funds with a higher percentage allocation to Underlying Funds that invest in equity securities would be more subject to the risks associated with investments in equity securities. The disclosure has been included in two places in the prospectuses: (1) in the first full paragraph immediately following the headings entitled “Principal Risks of Investing in the Lifecycle Funds” and “Principal Risks of Investing” (in the Retail Class prospectus) and (2) in the second sentence of the “Principal Risks” section for each Lifecycle Fund in the prospectuses.

          4. Please include a market sector reference to “Medium-Term Maturity” in the “Fixed-Income Asset Class” table in the prospectuses or, alternatively, define the term “Long-Term Maturity” to clarify whether it encompasses the market sector for “Medium-Term Maturity” debt instruments or not. In addition, please consider including definitions for “Short-Term Maturity,”“Medium-Term Maturity” and “Long-Term Maturity” in the “Glossary” section of the prospectuses.

          The Registrant has changed the reference to “Long- and Medium-Term Maturity” in the “Fixed-Income Asset Class” table in the prospectuses. In addition, the Registrant has included definitions for “Short-Term Maturity” and “Long- and Medium-Term Maturity” in the “Glossary” section of the prospectuses.

John Ganley, Esq.
Securities and Exchange Commission
November 30, 2007

          5. Please define or clarify the term “high-yield” (used with regard to bonds) that is referenced in the “Principal Investment Strategies” section for each Lifecycle Fund in the prospectuses. In addition, please consider including a definition for the term “High-Yield Bond” in the “Glossary” section of the prospectuses.

          The Registrant has included a parenthetical definition of “high yield” as “below investment grade” in the “Principal Investment Strategies” section for each of the Lifecycle Funds in the prospectuses. In addition, the Registrant has included a definition for the term “High-Yield Bond” in the “Glossary” section of the prospectuses.

          6. Please include a cross-reference in the “Principal Risks” section for each Lifecycle Fund in the prospectuses to earlier risk disclosures in the prospectuses.

          The Registrant has included a cross reference to the earlier risk disclosure section entitled “Principal Risks of Investing in the Lifecycle Funds” in the last sentence of the “Principal Risks” paragraph for each Lifecycle Fund in the prospectuses.

          7. The use of the term “income” in the name of the Lifecycle Retirement Income Fund could lead investors to believe that income is the primary investment objective of the Fund and not (as currently stated) “high total return over time consistent with an emphasis on both capital growth and income.” Accordingly, please change the Fund’s name or change its stated investment objective to clarify the role of “income.”

          The Registrant has modified the description of the Lifecycle Retirement Income Fund’s investment objective in the prospectuses to read as follows: “The Lifecycle Retirement Income Fund seeks high total return over time primarily through income, with a secondary emphasis on capital appreciation.”

          8. The use of the term “smaller” in the prospectuses under the sub-heading entitled “Securities of Smaller Companies” could be confusing to investors by suggesting that the Lifecycle Funds will invest in small-cap securities. Accordingly, please delete and replace the term with another word or phrase that will make the scope of investment more clear to investors.

          The Registrant has deleted the reference to “smaller” and replaced it with the phrase “small- and medium-sized” in the sub-heading and throughout this section of the prospectuses in order to make the scope of investment more clear.

          9. The use of the term “primarily” in the prospectuses under the heading entitled “Investment Adviser” to describe the role of the three stated portfolio managers for the Lifecycle Funds implies that there are additional portfolio managers over and above the three individuals

John Ganley, Esq.
Securities and Exchange Commission
November 30, 2007

currently referenced in the prospectuses. Assuming that there are no such additional portfolio managers, please delete the term or clarify whether there are any other portfolio managers involved in managing the Lifecycle Funds. Please note that this comment applies equally to the same disclosure in the prospectus for the Enhanced Index Funds.

          The Registrant has deleted the reference to “primarily” in this section of the prospectuses to make it clear that only the three stated portfolio managers will be involved in that capacity in managing the Lifecycle Funds. A similar change was made to the same section of the prospectus for the Enhanced Index Funds

          10. The scope of the term “asset allocation” when used to describe the “role” of the three portfolio managers under the heading entitled “Investment Adviser” in the prospectuses is vague. Please go back to the relevant portfolio managers to obtain additional detail regarding the scope of this stated role, if any. Assuming that there is additional detail, please include such detail in this section. If there is no such additional detail, then please affirmatively state as such. Please note that this comment applies equally to the corresponding disclosure in the prospectus for the Enhanced Index Funds.

          The Registrant has modified the “role” of the three portfolio managers to include additional information regarding the scope of each stated role. For Messrs Cunniff, Erickson and Mitchell, these roles now read, respectively, as “Asset Allocation (allocation strategies),” “Asset Allocation (general oversight)” and “Asset Allocation (daily portfolio management).” We could not obtain additional detail regarding the “role” of the five portfolio managers for the Enhanced Index Funds because their roles of “Quantitative Portfolio Management” overlapped and could not be sufficiently distinguished. Therefore, we did not make this change to the prospectus for the Enhanced Index Funds.

          11. The current disclosure that describes each portfolio manager’s business experience over the past five years under the heading “Investment Adviser” in the prospectuses does not include sufficient detail to enable investors to understand the scope of the portfolio manager’s prior business experience and responsibilities. Accordingly, please include additional detail on each portfolio manager’s prior business experience in this section, such as titles and responsibilities. Please note that this comment applies equally to the corresponding disclosure in the prospectus for the Enhanced Index Funds.

          The Registrant has included additional information on the business experience of each of the portfolio managers responsible for the Lifecycle Funds and the Enhanced Index Funds. This information includes more detail regarding the nature and scope of the portfolio manager’s prior experience and substantive professional responsibilities.

          12. In the heading “How to Exchange Shares” in the prospectuses, the current disclosure states that the Funds reserve the right to reject any exchange request and to modify, suspend or terminate the exchange privilege at any time. In light of the requirements of Rule 11a-3 under the Investment Company Act of 1940, please delete the phrase “at any time” or,

John Ganley, Esq.
Securities and Exchange Commission
November 30, 2007

alternatively, explain why the Registrant believes a 60-day notice to shareholders is not required in order to modify, suspend or terminate the exchange privilege.

          The Registrant has deleted the phrase “at any time” from the Lifecycle prospectuses.

          13. Please include disclosure on the last page of the prospectuses under the section entitled “For more information about the Lifecycle Funds and TIAA-CREF Institutional Mutual Funds” that explains to investors the consequence of incorporating the statement of additional information into the prospectuses. Please note that this comment applies equally to the same disclosure in the prospectus for the Enhanced Index Funds.

          The Registrant has included disclosure in this section of the Lifecycle prospectuses that explains that incorporating the statement of additional information into the prospectuses means that the statement of additional information is legally a part of the prospectuses. A similar change was made to the same section of the prospectus for the Enhanced Index Funds

          14. Please update the telephone number for the Commission’s Public Reference Room referenced on the last page of the prospectuses under the section entitled “For more information about the Lifecycle Funds and TIAA-CREF Institutional Mutual Funds” by deleting the prefix “942” and replacing it with “551.” Please note that this comment applies equally to the same disclosure in the prospectus for the Enhanced Index Funds.

          The Registrant has updated the telephone number for the Commission’s Public Reference Room in this section of the prospectuses. A similar change was made to the same section of the prospectus for the Enhanced Index Funds.

Statement of Additional Information (“SAI”) for Lifecycle Funds

          1. In the section of the SAI entitled “Structure of Compensation for Portfolio Managers,” please consider identifying in more detail the particular composite benchmark index assigned to each Lifecycle Fund included in a portfolio manager’s mandate. Alternatively, please include a cross-reference to the prospectuses that discuss the composite benchmark index assigned to each Lifecycle Fund. Please note that this comment applies equally to the corresponding disclosure in the SAI for the Enhanced Index Funds.

John Ganley, Esq.
Securities and Exchange Commission
November 30, 2007

          The Registrant has included a cross-reference in this section of the Lifecycle Funds’ SAI to the Lifecycle Fund prospectuses as a whole. A similar cross-reference was included in the SAI for the Enhanced Index Funds.

Prospectus for Enhanced Index Funds

          1. In the section of the prospectus entitled “General Information About the Funds”, please clarify that the 80% investment policies for the Enhanced Large-Cap Growth Index Fund and the Enhanced Large-Cap Value Index Fund apply to an index investing style and not just to “large-cap” equity securities.

          The Registrant has included disclosure in this section that clarifies that the 80% policies of the Enhanced Large-Cap Growth Index Fund and Enhanced Large-Cap Value Index Fund also apply to an index investing style (though they will not necessarily invest at index weightings) and not just to “large-cap” equity securities.

          2. In the section of the prospectus entitled “Principal Risks of Investing in the Funds,” please consider moving the risks relating to “foreign investment risk” and “style risk” to subsequent sections of the prospectus entitled “Special Investment Risks” for each Enhanced Index Fund, as applicable.

          The Registrant has moved the “foreign investment risk” disclosure to the “Special Investment Risks” section for the Enhanced International Equity Index Fund, the “style risk” and “risks of growth investing” to the “Special Investment Risks” section for the Enhanced Large-Cap Growth Index Fund and the “style risk” and “risks of value investing” to the “Special Investment Risks” section for the Enhanced Large-Cap Value Index Fund.

          3. In the section of the prospectus entitled “Principal Investment Strategies” for the Enhanced International Equity Index Fund, please clarify that the 80% policy stated applies to equity securities of foreign issuers that are included in the benchmark index.

          The Registrant has included disclosure in this section that clarifies that the 80% policy for this Fund applies to equity securities of foreign issuers included in the Fund’s benchmark index.

          4. In the sections of the prospectus entitled “Principal Investment Strategies” for the Enhanced Large-Cap Growth Index Fund and the Enhanced Large-Cap Value Index Fund, please include a definition for the term “large-cap” for purposes of each fund’s 80% policy. Please note that the staff does not believe that the entire Russell 1000® Index is appropriate for determining “large-cap securities.” (This comment was received subsequently during the week of November 12, 2008).

          The Registrant has included disclosure in the “Principal Investment Strategies” sections for both Funds that defines the term “large-cap” as follows: “For purposes of the 80% test, “large-cap” is defined as equity securities of the top 80% of issuers by capitalization within the Russell 1000® Index at the time of purchase.”

John Ganley, Esq.
Securities and Exchange Commission
November 30, 2007

          5. In the section of the prospectus entitled “Who May Want to Invest” for the Enhanced International Equity Index Fund, please delete the word “high” as it relates to long-term total return.

          The Registrant has deleted the term “high” in this section of the prospectus as it relates to long-term total return.

          6. In the section of the prospectuses entitled “Principal Investment Strategies” for the Enhanced Large-Cap Growth Index Fund and Enhanced Large-Cap Value Index Fund, please clarify that the stated 80% policy applies (i) with respect to the Enhanced Large-Cap Growth Index Fund, to large-cap equity securities of issuers included in the Russell 1000 ® Growth Index (and not the larger Russell 1000® Index) and (ii) with respect to the Enhanced Large-Cap Value Index Fund, to equity securities of “large domestic companies” included in the Russell 1000® Value Index (and not the larger Russell 1000® Index). Please consider collapsing the fourth and fifth sentences of this section in both prospectuses into a single sentence to better reflect this clarification.

          The Registrant has included disclosure in this section of the prospectuses that clarifies that the 80% policy applies (i) with respect to the Enhanced Large-Cap Growth Index Fund, to large-cap equity securities of issuers included in the Russell 1000® Growth Index and (ii) with respect to the Enhanced Large-Cap Value Index Fund, to equity securities of “large domestic companies” included in the Russell 1000® Value Index. The Registrant has also revised this disclosure by collapsing these two sentences into a single sentence in both prospectuses to better reflect this clarification. In addition, the Registrant has included disclosure in the section of the prospectus entitled “General Information About The Funds” that clarifies application of the 80% policy to index investing. This disclosure reads as follows: “With respect to index investing, the 80% policy means that the Enhanced Large-Cap Growth Index and the Enhanced Large-Cap Value Index Funds will normally invest at least 80% of their assets in securities of issuers within their respective benchmark indices, but not necessarily at index weightings.”

          7. In the section of the prospectuses entitled “Who May Want to Invest” for the Enhanced Large-Cap Growth Index Fund and Enhanced Large-Cap Value Index Fund, please delete the word “enhanced” as it relates to long-term total return.

          The Registrant has deleted the term “enhanced” in this section of the prospectuses as it relates to long-term total return.

          8. In the “Shareholder Fees” portion of the Fees and Expenses table of the prospectus, the reference to the Exchange Fee as being “0.00%” could be misleading to investors. Under the terms of the Redemption Fee, a 2.00% fee clearly applies to certain types of exchange transactions. As such, the staff believes that it could be unclear to investors, based on the existing disclosure in the table and in the accompanying footnotes, whether and to what extent the 2.00% Redemption Fee effectively operates as an Exchange Fee or not. Alternatively,

John Ganley, Esq.
Securities and Exchange Commission
November 30, 2007

please include a clear reference to the Redemption Fee is also being an “exchange” fee in all applicable sections throughout the prospectus.

          The Registrant has included the phrase “or Exchange” in all references to the Redemption Fee in this table and in applicable headings throughout the prospectus, including headings in the table of contents and in the transactional section of the prospectus. Accordingly, all references to the Redemption Fee in such table and such headings in the prospectus now read as “Redemption or Exchange Fee.”

          9. Please move any footnotes under the “Shareholder Fees” portion of the Fees and Expenses table in the prospectus and integrate such footnotes into the existing footnotes under the “Annual Fund Operating Expenses-Institutional Class” portion of the Fees and Expenses table. The staff prefers that registrants not separate footnotes related to transactional fees in different portions of the Fees and Expenses table because the staff believes that such a bifurcated approach could obscure for shareholders the potential impact of such fees on fund expenses.

          The Registrant has moved all footnotes under the “Shareholder Fees” portion of the Fees and Expenses table and integrated such footnotes into the footnotes under the “Annual Fund Operating Expenses-Institutional Class” portion of the table for clarity.

          10. In the section of the prospectus entitled “More About Benchmarks and Other Indices,” please consider updating the stated date for market capitalization of the Russell 1000® Growth Index and the Russell 1000® Value Index (i.e., December 31, 2006) to a more recent date.

          The Registrant has updated all such date references in this section of the prospectus for market capitalizations of these two benchmark indices to September 30, 2007.

          11. In the section of the prospectus entitled “Additional Investment Strategies,” please consider clarifying how the Enhanced Index Funds may use “short-term” instruments to further their stated investment strategies.

          The Registrant has included disclosure in this section of the prospectus to clarify that the Enhanced Index Funds intend to use such “short-term” instruments for “cash management and other purposes.”

John Ganley, Esq.
Securities and Exchange Commission
November 30, 2007

SAI for Enhanced Index Funds

          1. In the section of the SAI entitled “Fundamental Policies,” please include a carve out provision that clarifies that the stated exception for percentage restrictions that may later increase or decrease does not apply to borrowings by the Enhanced Index Funds.

          The Registrant has included a carve out provision to the beginning of the last paragraph of the section of the SAI entitled “Fundamental Policies” that clarifies that the stated exception for percentage restrictions does not apply to borrowings by the Enhanced Index Funds. Accordingly, this paragraph now reads as follows: “With the exception of percentage restrictions relating to borrowings, if a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage beyond the specified limit resulting from a change in values of the portfolio securities will not be considered a violation.”

* * * *

          The disclosure in the Amendment is the responsibility of the Registrant. The Registrant acknowledges that the action of the Commission or its staff acting pursuant to delegated authority in declaring the Amendment effective, or accelerating the effective date thereof, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures therein. The Registrant also represents to the Commission that should the Commission or its staff declare the Amendment effective or accelerate the effective date thereof, the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

* * * *

          If you have any questions, please call me at (704) 988-4446.

Very truly yours,

/s/ Rachael M. Zufall
Rachael M. Zufall